Exhibit (d)(5)

MUTUAL NON-DISCLOSURE AGREEMENT

This Mutual Non-Disclosure Agreement (this “Agreement”) is entered into as of August 22, 2023 (the “Effective Date”), between Icosavax, Inc., a Delaware corporation (“Icosavax”), and ASTRAZENECA UK LIMITED, a company incorporated in England under No. 3674842 whose registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England on its behalf and on behalf of its Affiliates as defined herein (“Company”), on behalf of itself and its Affiliates, to protect the confidentiality of certain confidential information of Icosavax and Company to be disclosed under this Agreement solely for use in evaluating or pursuing a business relationship between the parties related to Icosavax’s VLP technology platform and it’s RSV/hMPV and RSV programs known as IVX-A12 and IVX-121, respectively (the “Permitted Use”). Icosavax and Company may be referred to herein individually as a “Party” and collectively as the “Parties.”

1.            As used herein, the “Confidential Information” of a Party will mean any and all technical and non-technical information disclosed by such Party or its Affiliates (each, a “Disclosing Party”) to the other Party or its Affiliates (each, a “Receiving Party”), which may include without limitation: (a) patent and patent applications, including unpublished patent applications; (b) trade secrets; (c) ideas, techniques, drawings, inventions, know-how, processes, methods of manufacture, research, experimental designs, development plans, protocols, data, procedures, investigator brochures, regulatory filings, regulatory documentation, design details, specifications, financial information, procurement requirements, investor information, employee information, information regarding business and contractual relationships, business forecasts, and sales and marketing plans; and (d) all other information that the Receiving Party knew, or reasonably should have known, was the Confidential Information of the Disclosing Party, whether disclosed orally or disclosed or accessed in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as “confidential”. For clarity, Confidential Information of the Disclosing Party shall include all non-public or proprietary information of any third party disclosed by such Disclosing Party pursuant to this Agreement. Confidential Information of the Disclosing Party, in whole or in part, contained or incorporated in any copies, summaries, notes or other documents whether written or recorded in electronic or other format shall also constitute Confidential Information of the Disclosing Party. For purposes of this Agreement, “Affiliate” shall mean any entity controlling, controlled by, or in common control with a Party and “control” means ownership, directly or indirectly, of at least fifty percent (50%) of voting rights in an entity, or rights or powers to control the management of such entity. For the avoidance of doubt, each Party signing this Agreement covenants that it has the power and authority to cause such Party’s Affiliates to comply with the obligations set forth herein.

2.            Subject to Section 3, each Receiving Party will hold in strict confidence and not disclose to any third party any Confidential Information of the Disclosing Party, except as approved in writing by the Disclosing Party, and will use the Confidential Information of the Disclosing Party for no purpose whatsoever other than the Permitted Use. The Receiving Party will also protect such Confidential Information with at least the same degree of care that the Receiving Party uses to protect its own most highly Confidential Information. Each Party will limit access to the Confidential Information of the Disclosing Party to only the directors, officers, employees or agents of the Receiving Party having a need to know such Confidential Information for the Permitted Use and who are bound by confidentiality and non-use obligations with respect to such Confidential Information at least as restrictive as those contained herein (the “Authorized Representatives”). The Authorized Representatives are prohibited from transcribing or reproducing the Confidential Information of the Disclosing Party in any way including image capture sharing via photography, screen grab and any other means. Each Receiving Party shall be liable for any breach by any of its Authorized Representatives. The Receiving Party shall be jointly and severally liable for any breach by any of its Authorized Representatives of the restrictions set forth in this Agreement.

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3.            The Receiving Party will not have any obligations under this Agreement with respect to a specific portion of the Confidential Information of the Disclosing Party if such Receiving Party can establish by documentary evidence that such portion of Confidential Information:

(a)            was at the date of disclosure, or has subsequently become, generally known or available to the public through no act or failure to act by the Receiving Party;

(b)            was in the Receiving Party’s possession free of any obligation of confidence at the time it was disclosed to the Receiving Party;

(c)            was received from a third party that is lawfully in possession of such information and was not in violation of any contractual, legal or fiduciary obligation of confidentiality between such third party and the Disclosing Party; or

(d)            was developed by affiliates, employees or agents of the Receiving Party without use of, reliance on or access to the Confidential Information of the Disclosing Party; or

(e)            is received from a third party, other than an Authorized Representative of, or any other Person that disclosed Confidential Information on behalf of, the Disclosing Party, that is lawfully in possession of such information and is not in violation of any contractual or legal obligation of confidentiality between such third party and the Disclosing Party or any of its Authorized Representatives with respect to such information,

4.            Notwithstanding the above, the Receiving Party may disclose certain Confidential Information of the Disclosing Party, without violating the obligations of this Agreement, to the extent such disclosure is required by a subpoena, interrogatories, valid order of a court, securities regulations or another governmental body having jurisdiction, provided that the Receiving Party provides the Disclosing Party, to the extent legally permissible, with reasonable prior notice of such disclosure and makes a reasonable effort to assist the Disclosing Party in obtaining, at no cost to Receiving Party, a protective order preventing or limiting the disclosure and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued.

5.            The Receiving Party will immediately notify the Disclosing Party upon discovery of any loss or unauthorized disclosure or use of the Confidential Information of the Disclosing Party or use of Confidential Information of the Disclosing Party by the Receiving Party or any of its Authorized Representatives in breach of the terms hereof and the Receiving Party at its expense shall cooperate with the Disclosing Party at the Disclosing Party’s reasonable request to mitigate such breach and prevent any further breach hereof.

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6.            Upon termination or expiration of this Agreement each Receiving Party shall immediately cease, and cause its Authorized Representatives to cease use of the Disclosing Party’s Confidential Information. Upon written request of either Party, each Party will promptly return to the Disclosing Party or destroy all documents and other tangible materials representing the Disclosing Party’s Confidential Information and all copies thereof and certify in writing that such Confidential Information has been returned or destroyed. Notwithstanding the destruction or return of Confidential Information, each Receiving Party will continue to be bound by its obligations under this Agreement.

7.            Confidential Information is and shall remain the sole property of the Disclosing Party. Each Party recognizes and agrees that nothing contained in this Agreement will be construed as granting the Receiving Party any property rights, by license or otherwise, to any Confidential Information of the Disclosing Party, or to any invention or any patent, copyright, trademark, or other intellectual property right that has issued or that may issue, based on such Confidential Information. Neither this Agreement nor the disclosure of any Confidential Information hereunder shall result in any obligation on the part of either Party to enter into any further agreement with the other, license any products or services to the other, or to require either Party to disclose any particular Confidential Information. Nothing in this Agreement creates or shall be deemed to create any employment, joint venture, or agency between the Parties.

8.            In performing its obligations and exercising its rights under this Agreement, each Party warrants and represents that it will maintain adequate administrative, technical, and physical measures, controls, tools, systems, policies and procedures in accordance with good cyber security industry practice appropriate to each Party’s current stage of development. Each Party will notify the other Party, in writing, about any security incident affecting or which may affect any IT Infrastructure or data or facilities owned, leased or used by and/or provided for use by such Party, which may affect the Confidential Information disclosed under this Agreement, without undue delay and in any event within 24 hours after either Party becomes aware of or suspects that a security incident has occurred. Such notification will be, in the first instance, sent by e-mail and immediately followed up by telephone to the following:

If to Company:	SOCITSecurity@astrazeneca.com
0044 1625 513080

If to Icosavax:	Elizabeth.Bekiroglu@icosavax.com
206-746-5915

9.            This Agreement will terminate one (1) year after the Effective Date or may be terminated by either Party at any time upon thirty (30) days written notice to the other Party. Each Party’s obligations under this Agreement, including without limitation obligations of confidentiality and non-use, will survive termination or expiration of this Agreement for a period of seven (7) years, with the exception of obligations with respect to the protection of Confidential Information that is a trade secret, which shall survive this Agreement indefinitely.

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10.            The DISCLOSING PARTY is providing Confidential Information on an “AS IS” basis for use by the RECEIVING PARTY at its own risk. The DISCLOSING PARTY disclaims all WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF TITLE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

11.            This Agreement and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of the State of Delaware, without giving effect to any conflicts of laws principles thereof. Any disputes under this Agreement may be brought in the state courts and the Federal courts for the state of Delaware, and the parties hereby consent to the personal jurisdiction and exclusive venue of these courts. This Agreement may not be amended except by a writing signed by both parties.

12.            Each Party acknowledges that its breach of this Agreement may cause irreparable damage to the other Party and hereby agrees that the other Party will be entitled to seek injunctive relief under this Agreement, as well as such further relief as may be granted by a court of competent jurisdiction.

13.            If any provision of this Agreement is found by a proper authority to be unenforceable or invalid, such unenforceability or invalidity will not render this Agreement unenforceable or invalid as a whole and, in such event, such provision will be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

14.            Neither Party will communicate any information to the other Party in violation of the proprietary rights of any third party.

15.            Neither Party will assign or transfer any rights or obligations under this Agreement without the prior written consent of the other Party and any attempted assignment, subcontract, delegation, or transfer in violation of the foregoing will be null and void, except that a Party may assign this Agreement without such consent to its successor in interest by way of merger, acquisition or sale of all or substantially all of its assets. The terms of this Agreement shall be binding upon any successors or assignees.

16.            All notices or reports permitted or required under this Agreement will be in writing, shall refer specifically to this Agreement and will be delivered by personal delivery or by certified or registered mail, return receipt requested, and will be deemed given only if hand delivered or sent by an internationally recognized overnight delivery service, costs prepaid, addressed to the applicable Party. Notices will be sent to the addresses set forth at the end of this Agreement or such other address as either Party may specify in writing.

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17.            Each Party agrees that it will not modify, reverse engineer, decompile, create other works from, or disassemble any proprietary technology of the other Party without the prior written consent of the other Party.

18.            This Agreement is the final, complete and exclusive agreement of the Parties with respect to the subject matters hereof and supersedes and merges all prior discussions between the Parties with respect to such matters. No modification of or amendment to this Agreement will be effective unless in writing and signed by the Party to be charged.

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The Parties have executed this Mutual Non-Disclosure Agreement as of the Effective Date.

ICOSAVAX, INC.

By:	/s/ Cassia Cearley
Name:	Cassia Cearley
Title:	Chief Business Officer

Address:	1930 Boren Ave. Suite 1000 Seattle, WA 98101 U.S.A.

ASTRAZENECA UK LIMITED

By:	/s/ Shaun Grady
Name:	Shaun Grady
Title:	SVP Business Development Operations

Address:	A company incorporated in England under No. 3674842 whose registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England